Exhibit 12.1
		As of and for the nine
		months ended			As and for the year ended December 31,
		2008	2007	2007	2006	2005	2004	2003
Earnings:
1. Income before income taxes		1,202	1,841	1,743	3,308	3,393	1,538	(456)
2. Plus: interest expense		7,450	8,155	10,820	5,657	3,353	2,542	2,888
3. Earnings including interest on deposit		8,652	9,996	12,563	8,965	6,746	4,080	2,432
4. Less: interest on deposits		6,600	7,550	9,996	4,972	2,906	2,135	2,488
5. Eanings excluding interest on deposits		2,052	2,446	2,567	3,993	3,840	1,945	(56)

Fixed Charges
Interest expense	(Line 2)	7,450	8,155	10,820	5,657	3,353	2,542	2,888
Pref stock dividends		591	591	788	788	788	167	-
6. Total fixed charges incl int exp and pref dividends		8,041	8,746	11,608	6,445	4,141	2,709	2,888
7. Less: Interest expense on deposits (Line 4)		6,600	7,550	9,996	4,972	2,906	2,135	2,488
8. Excluding interest on deposits		1,441	1,196	1,612	1,473	1,235	574	400

Ratio of Earnings to Fixed Charges:
Including interest on deposits (Line 3 divided by Line 6)		1.08	1.14	1.08	1.39	1.63	1.51	0.84
Excluding interest on deposits (Line 5 divided by Line 8)		1.42	2.05	1.59	2.71	3.11	3.39	-0.14